PJB 3/11

09059657

SECU SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65905

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid-Market Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 James Road
(No. and Street)

Mount Kisco (City) NY (State) 10549 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert W. Wien 212-400-4048
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaplan, Paul M.
(Name – *if individual, state last, first, middle name*)

570 W. Mt. Pleasant Ave. (Address) Livingston (City) NJ (State) 07039 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 10 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SD 3/25/09

OATH OR AFFIRMATION

I, Robert W. Wien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Market Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO
Title

Sworn and subscribed 25th February 2009

Notary Public

Carol J. Burton
Notary Public, State of New York
No. 01BU6128892
Qualified in Kings County
Commission Expires 05/16/2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Accounting Controls

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-MARKET SECURITIES, LLC

TABLE OF CONTENTS

PAUL KAPLAN, MBA
CERTIFIED PUBLIC ACCOUNTANT

To the Member
Mid-Market Securities, LLC
New York, N.Y.

I have audited the accompanying statement of financial condition of Mid-Market Securities, L.L.C. as of December 31, 2008 and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Market Securities, L.L.C. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Paul M. Kaplan
Livingston, N.J.
February 15, 2009

973-992-8989
FAX 973-716-0832
800-799-4785
pk@kapgroup.com

570 WEST MT. PLEASANT AVE.
LIVINGSTON, NJ 07039-1688

MID-MARKET SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS		
Cash	$	106,951
Other Asset		7,418
TOTAL ASSETS	$	114,369

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	703
MEMBER'S CAPITAL		113,666
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	114,369

The accompanying notes are an integral part of these financial statements.

MID-MARKET SECURITIES, L.L.C.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2008

REVENUE		
Consulting Income	$	469,375
Interest Income		818
Expense Reimbursement		18,423
TOTAL REVENUE		488,616
EXPENSES		
Compensation		310,211
Regulatory Fees		2,425
Other operating expenses		66,476
TOTAL EXPENSES		379,112
NET INCOME	$	109,504

The accompanying notes are an integral part of these financial statements.

MID-MARKET SECRITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
DECEMBER 31, 2008

BALANCE – JANUARY 1, 2008	$	45,412
Net Income		109,504
Member's Contributions		53,750
Member's Distributions		(95,000)
BALANCE – DECEMBER 31, 2008	$	113,666

The accompanying notes are an integral part of these financial statements.

MID-MARKET SECURITIES, L.L.C.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	109,504
Adjustments to reconcile net income to net cash Provided by operating activities:		
Decrease in accounts payable		(2007)
Net cash provided by operating activities	$	107,497
CASH FLOWS FROM INVESTING ACTIVITIES		
Security deposit		(535)
Net cash used in investing activities		(535)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's distribution, net of contributions		(41,250)
Net cash used in financing activities		(41,250)
NET INCREASE IN CASH		65,712
CASH AT BEGINNING OF YEAR		41,239
CASH AT END OF YEAR	$	106,951
Cash paid during year for interest	$	0

The accompanying notes are an integral part of these financial statements.

MID-MARKET SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS:

Mid-Market Securities, LLC (the "Company") was organized in 2003 and is a broker-dealer registered with the Securities Exchange Commission and is a member of the Financial Industry Regulatory Inc. (FINRA). The Company operates in New York. The Company has an infinite life.

Operating in the securities industry subjects the Company to economic and political trends and conditions.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

INCOME TAXES:

The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. In June 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). Upon implementation of FIN 48, an entity will be required to utilize different recognition threshold and measurement requirements when compared to prior technical literature. On December 30, 208, the FASB Staff issued FASB Staff Position 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Non-Public Enterprises", which has deferred the implementation of FIN 48 to fiscal years beginning after December 15, 2008. Since the Company has not implemented the provisions of FIN 48, it has continued to follow policy contained in SFAS No. 5, "Accounting for Contingencies". Disclosure is not required of a loss contingency involving an unasserted claim or assessment or awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable.

The FASB is currently reviewing the effects, if any, of implementing FIN 48 as it would affect pass-through entities. In the absence of any guidance, management cannot predict what effect this would have on the Company, since present practice requires the entity to pass through any tax effects to the individual members to be reported on their individual tax returns.

MEMBER EQUITY:

In accordance with the Operating Agreement, the member has made an initial capital contribution to the Company in cash. Additional capital contributions shall be required only with written consent of the member. No interest shall be due from the Company on any capital contribution of its member. Net income and net losses in respect to each fiscal year of the Company shall be allocated to the member, on the last day of such fiscal year. The member shall have no liability or obligation for any debts, liabilities or obligations of the Company beyond the member's capital contribution or obligation to make a capital contribution, except as expressly required by applicable law.

NOTE 2 OTHER ASSET

Other asset consist of the following	
Security deposit	$ 7,418

NOTE 3 REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1(a)(2)(vi) of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined under such provision. At December 31, 2008 the Company had net capital of $106,248 which exceeded the requirement by $101,248. The ratio of aggregate indebtedness to net capital was .01 to 1.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2008

SCHEDULE I
MID-MARKET SECURITIES, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL	
Total member's equity	$ 113,666
Total capital	113,666
Deductions and/or charges	
Non-allowable assets	7,418
NET CAPITAL	$ 106,248
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 703
AGGREGATE INDEBTEDNESS	$ 703
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (greater of 6 2/3% of Aggregate indebtedness or minimal net capital Requirement)	$ 50,000
EXCESS NET CAPITAL	$ 56,248
EXCESS NET CAPITAL AT 1,000 PERCENT	$ 56,178
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 0.01 TO 1

Reconciliation with Company's computation (included in Part II Of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 106,248
Net capital, as included in this report	$ 106,248

PAUL KAPLAN, MBA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17A-5OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Mid-Market Securities, L.L.C.

In planning and performing my audit of the financial statements of Mid-Market Securities, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs and controls, and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

973-992-8989
FAX 973-716-0832
800-799-4785
pk@kapgroup.com

570 WEST MT. PLEASANT AVE.
LIVINGSTON, NJ 07039-1688

PAUL KAPLAN, MBA
CERTIFIED PUBLIC ACCOUNTANT

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliability in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

973-992-8989
FAX 973-716-0832
800-799-4785
pk@kapgroup.com

570 WEST MT. PLEASANT AVE.
LIVINGSTON, NJ 07039-1688

AUL KAPLAN, MBA
RTIFIED PUBLIC ACCOUNTANT

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Paul M. Kaplan
Livingston, N.J.
February 15, 2009

973-992-8989
FAX 973-716-0832
800-799-4785
pk@kapgroup.com

MID-MARKET SECURITIES, L.L.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-65905

YEAR ENDED DECEMBER 31, 2008

AND

INDEPENDENT AUDITOR'S REPORT